Exhibit 99.6

A Message from Takeda President and CEO Christophe Weber re: Takeda Acquisition of Ariad

January 9, 2017

Dear all,

Following the announcement that Takeda has reached agreement to acquire Ariad Pharmaceuticals, I’d like to extend a warm greeting on behalf of everyone at Takeda.

Ariad has an exciting portfolio of targeted therapies that are highly complementary to Takeda’s oncology products. I have no doubt that the union of our two businesses will help us build on this strength to create a truly global oncology leader in hematologic malignancies and solid tumors. Together, we can better meet the needs of patients around the world and take a significant step towards our ultimate goal of curing cancer.

There’s a strong cultural fit between Takeda and Ariad and we have a shared focus on attracting, developing and retaining world class talent, as well as a common vision to advance innovative therapies to improve the lives of patients with cancer.

The commitment you’ve shown to this vision is evident in your success with Iclusig – patients around the world are benefiting from this treatment for chronic myeloid leukemia (CML) and a subset of acute lymphoblastic leukemia (ALL).

Your efforts are also critical in bringing brigatinib to its full potential to be a true best-in-class opportunity for non-small cell lung cancer (NSCLC) patients with rare mutations. The U.S. FDA’s award of Breakthrough Designation, Orphan Status and Priority Review is a hugely positive step and an indication of the medicine’s importance for patients.

I’d like to congratulate you on your hard work with this portfolio over the past few years, and take this opportunity to say how much I’m looking forward to us working together to build on your knowledge and expertise to make these treatments available to more patients.

You may already know a little about Takeda, given that we’re neighbors in Cambridge. We’re a global, R&D-driven pharmaceutical company focusing on oncology, gastroenterology and CNS. Founded in 1781 in Osaka, we are unwavering in our commitment to bring better health and a brighter future to patients worldwide.

Our global oncology business lead by our Global Oncology Business Unit is already a key growth driver for Takeda. Our current oncology portfolio is focused mainly on hematology, most notably Ninlaro for the treatment of multiple myeloma and Adcetris for lymphoma, with a growing solid-tumor portfolio of treatments for prostate cancer, colorectal cancer and non-metastatic osteosarcoma.

I know that you’ll have plenty of questions about this announcement, and we’ll be sharing further information with you as soon as it becomes available.

It’s an exciting time to be part of Takeda, and I look forward to meeting and working with you soon.

Best regards,

Christophe Weber

Additional Information

The tender offer described in this document has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Takeda Pharmaceutical Company Limited (“Takeda”) and its wholly owned subsidiary, Kiku Merger Co., Inc., intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and ARIAD Pharmaceuticals, Inc. (“ARIAD”) intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D 9 with respect to the tender offer. Takeda, Kiku Merger Co., Inc. and ARIAD intend to mail these documents to the ARIAD stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking information related to Takeda, ARIAD and the proposed acquisition of ARIAD by Takeda that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Takeda’s and ARIAD’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Takeda and ARIAD, ARIAD’s products, ARIAD’s pipeline assets, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of ARIAD’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Takeda’s common stock and on Takeda’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for ARIAD’s products despite increasing competitive, reimbursement and economic challenges; whether and when any drug applications may be filed in any jurisdictions for any indications or any additional indications for ARIAD’s products or for ARIAD’s pipeline assets; whether and when the FDA or any other applicable regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA or other regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of ARIAD’s products and ARIAD’s pipeline assets; and competitive developments.

Many of these factors are beyond Takeda’s control. Unless otherwise required by applicable law, Takeda disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.